                                Offer Supplement
            Supplement to the Offer to Purchase Dated April 20, 2000

                           VA Acquisition Corporation

                  an indirect wholly owned subsidiary of

                            CertainTeed Corporation

                     an indirect wholly owned subsidiary of

                           Compagnie de Saint-Gobain

                   Has Amended Its Offer to Purchase for Cash

                        And Is Now Offering to Purchase
                     All Outstanding Shares of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)

                                       of

                          Brunswick Technologies, Inc.

                                       at

                              $8.50 Net Per Share

    THE IMPROVED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 29, 2000, UNLESS THE IMPROVED OFFER IS FURTHER EXTENDED. THE IMPROVED OFFER IS SUBJECT TO CERTAIN CONDITIONS.

   A SUMMARY OF THE PRINCIPAL TERMS OF THE IMPROVED OFFER APPEARS ON PAGES (ii) AND (iii). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY IN CONJUNCTION WITH THE OFFER TO PURCHASE AND RELATED DOCUMENTS BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

                               ----------------

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer to Purchase. Additional copies of the Offer to Purchase, this Supplement, the Letters of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.

                               ----------------

                 The Dealer Manager for the Improved Offer is:

                                Lehman Brothers

June 15, 2000

                               TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
SUMMARY OF THE IMPROVED OFFER........................................................................    ii

INTRODUCTION.........................................................................................     1

 1.   Amended Terms of the Improved Offer; Expiration Date............................................    3

 7.   Certain Information Concerning the Company......................................................    4

10.   Background of the Improved Offer; Past Contacts, Transactions or Negotiations with the Company..    4

11.   Purpose of the Improved Offer; Plans for the Company............................................   18

14.   Extension of Tender Period; Termination; Amendment..............................................   19

15.   Certain Conditions of the Improved Offer........................................................   20

16.   Certain Legal Matters; Regulatory Approvals.....................................................   23

18.   Miscellaneous...................................................................................   24

                         SUMMARY OF THE IMPROVED OFFER

Principal Terms

  - CertainTeed Corporation, an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, through its indirect wholly owned subsidiary, VA Acquisition Corporation, is offering to buy all outstanding shares of Brunswick Technologies, Inc. ("BTI") common stock and the associated rights to purchase BTI preferred stock. The tender price is $8.50 net per share in cash. Tendering shareholders will not have to pay brokerage fees or commissions.

  - The improved offer is the first step in our plan to acquire all of the outstanding BTI shares. We intend, promptly after completion of the improved offer, to seek to have BTI consummate a merger with VA Acquisition Corporation in which each remaining BTI share (except for shares owned by BTI or by VA Acquisition Corporation and its affiliates or by shareholders who perfect their dissenters' rights under Maine law) would be converted into $8.50 net per share in cash. BTI shareholders whose shares are not purchased in the improved offer may exercise dissenters' rights in connection with the merger.

  - The improved offer will expire at 12:00 midnight, New York City time, on Thursday, June 29, 2000, unless we extend the improved offer.

  - If we decide to extend the improved offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on Friday, June 30, 2000.

Conditions

   We are not required to complete the improved offer and purchase any BTI shares unless:

  - at least a majority of the total number of outstanding BTI shares (including the shares currently owned by an affiliate of CertainTeed Corporation) on a fully diluted basis (including the exercise of all outstanding options) are validly tendered and not withdrawn prior to the expiration of the improved offer;

  - we are satisfied, in our sole discretion, that Section 611-A of the Maine Business Corporation Act is inapplicable to our acquisition of BTI shares and any subsequent business transaction involving any of us and BTI, including the contemplated merger; and

  - BTI's preferred share purchase rights are redeemed by the BTI board of directors or we are satisfied, in our sole discretion, that the rights are inapplicable to the improved offer and any subsequent business transaction involving any of us and BTI, including the merger.

   Other conditions to the improved offer are described at pages 20 through 23. The improved offer is not conditioned on our obtaining financing.

Procedures for Tendering

   If you wish to accept the improved offer, this is what you must do:

  - If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed revised letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the original Offer to Purchase for book-entry transfer. These materials must reach the depositary before the improved offer expires. Detailed instructions are contained in the revised (green) Letter of Transmittal and on pages 4 through 6 of the original Offer to Purchase.

  - If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the improved offer expires, or you are unable to comply with the book entry procedures, you may be able to tender your BTI shares using the notice of guaranteed delivery provided with the original Offer to Purchase. Please call our information agent, Innisfree M&A Incorporated, at (212) 750-5833 (call collect) or (888) 750-5834 (toll free) for assistance. See pages 5 through 6 of the original Offer to Purchase for further details.

  - If you hold your BTI shares through a broker or bank, you should contact your broker or bank and give instructions that your BTI shares be tendered.

  - If you have already tendered your shares with the (blue) Letter of Transmittal sent with the original Offer to Purchase, you do not need to resend the revised (green) Letter of Transmittal.

Withdrawal Rights

  - If, after tendering your BTI shares in the improved offer, you decide that you do NOT want to accept the improved offer, you can withdraw your shares by instructing the depositary before the improved offer expires. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 6 and 7 of the original Offer to Purchase for further details.

Subsequent Offering Period

  - After the expiration of the improved offer, if the conditions have been satisfied or waived but less than 100% of BTI shares have been tendered, we may give BTI shareholders who have not already tendered their shares into the improved offer another opportunity to tender their shares at the same price in a subsequent offering period.

  - Any subsequent offering period will begin on the day we announce that we have purchased BTI shares in the improved offer and will last between 3 and 20 business days. We may extend the subsequent offering period, but it will not last more than 20 business days in total.

  - There will be no withdrawal rights in the subsequent offering period.

Subsequent Trading

  - The closing price for BTI shares was $5.50 on April 14, 2000, the last trading day before we announced our proposal to acquire BTI. Before deciding whether to tender your shares, you should obtain a current market quotation for BTI shares. If the improved offer is successful, the BTI shares may continue to be traded on The Nasdaq Stock Market until the effective time of the merger, although we expect trading volume to be below its pre-offer level.

Further Information

  - If you have any questions about the improved offer, you can call:

     Our Information Agent:
     Innisfree M&A Incorporated
     Call Collect:(212) 750-5833
     Toll Free:(888) 750-5834

     Our Dealer Manager:
     Lehman Brothers Inc.
     Call Collect:(212) 526-3444

To the Holders of Common Stock of Brunswick Technologies, Inc.:

                                  INTRODUCTION

   The following information ("Supplement") amends and supplements the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase"), of VA Acquisition Corporation (the "Purchaser"), a Maine corporation and an indirect wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation ("Parent"). Pursuant to this Supplement, Purchaser and Parent, both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), hereby offer to purchase all of the outstanding shares of Common Stock (the "Common Stock") with a par value of $0.0001 per share, including the associated rights to purchase preferred stock (the "Rights") issued pursuant to that certain Rights Agreement, dated April 17, 2000, between Brunswick Technologies, Inc., a Maine corporation (the "Company") and State Street Bank and Trust Company (the "Rights Agreement") (the Common Stock and the Rights are collectively referred to herein as the "Shares"), of the Company, at $8.50 per Share (such price, or such higher price per Share as may be paid in the Improved Offer (as defined below), being referred to herein as the "Improved Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related
(blue) Letter of Transmittal (which together constitute the "Offer"), as amended and supplemented by this Supplement and the related revised (green) Letter of Transmittal (all of which together constitute the "Improved Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the enclosed Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Improved Offer. Purchaser will pay all charges and expenses of Lehman Brothers Inc. (the "Dealer Manager" or "Lehman"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Improved Offer and the Merger (as defined below). See
Section 1 of this Supplement and Section 17 of the Offer to Purchase.

   If a shareholder has already tendered his, her or its shares with the (blue) Letter of Transmittal sent to such shareholder in April, has not withdrawn those shares, and has properly completed that Letter of Transmittal, such shareholder does not need to do anything further and such shareholder will automatically receive the Improved Offer Price if all of the conditions to the tender are satisfied or waived.

   This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Improved Offer. Unless the context requires otherwise, terms not defined herein have the meanings given in the Offer to Purchase.

   The Improved Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 below) a number of Shares which, together with Shares then owned by Purchaser, Parent, Saint-Gobain and Vetrotex CertainTeed Corporation, an affiliate of Parent ("Vetrotex"), would represent at least a majority of the total number of outstanding Shares on a fully diluted basis (including the exercise of all outstanding options) (the "Minimum Condition"); (2) satisfaction by the Purchaser, in its sole discretion, that Section 611-A of the Maine Business Corporation Act ("MBCA") is inapplicable to the Improved Offer and any subsequent business transaction involving Purchaser , Saint-Gobain, Parent or their affiliates and the Company, including the Merger; and
(3) the Company's Rights having been redeemed by the Company's Board of Directors or Purchaser being satisfied, in its sole discretion, that the Rights are inapplicable to the Improved Offer and any subsequent business transaction involving Purchaser , Parent, Saint-Gobain or their affiliates and the Company, including the Merger.

   The Board of Directors of the Company has unanimously determined that each of the Improved Offer, the Merger and the Merger Agreement described herein is fair to, and in the best interests of, the Company and its Shareholders, and has approved the Improved Offer, the Merger and the Merger Agreement. The Company's

Board of Directors unanimously recommends that the Company's shareholders accept the Improved Offer and tender their shares pursuant to the Improved Offer.

   McDonald Investments, Inc. ("McDonald"), financial advisor to the Company, has delivered to the Board of Directors of the Company its written opinion to the effect that, as of June 11, 2000, and based upon and subject to the matters set forth therein, the $8.50 in cash to be paid in the Improved Offer and the Merger are fair from a financial point of view to the holders of Shares. The full text of the written opinion of McDonald containing the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion as well as the limitations of such opinion is included with the Company's solicitation/recommendation statement on Schedule 14D-9, which is being mailed to shareholders concurrently herewith. Shareholders are urged to read the full text of such opinion in conjunction with this Improved Offer.

   The Improved Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 12, 2000 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Improved Offer, and in accordance with the applicable provisions of the MBCA, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), unless a short-form merger can be effected without shareholder approval, in which case the Company will be merged into the Purchaser, which will then be the Surviving Corporation. Thereupon, each outstanding Share (other than Dissenting Shares (as hereinafter defined), Shares held by the Company as treasury stock and Shares owned by Parent, Purchaser or Saint-Gobain or any of their subsidiaries or affiliates, or any subsidiary of the Company) will be converted into and represent the right to receive $8.50 in cash or any higher price per Share that may be paid in the Improved Offer, without interest. See Section 1.

   According to the Company, as of June 9, 2000, there were outstanding 5,234,415 Shares and outstanding options to purchase an aggregate of 819,672 Shares, of which 471,499 are currently exercisable. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 2,139,212 Shares (constituting a majority of all outstanding Shares on a fully diluted basis, including the exercise of all currently exercisable options) are validly tendered pursuant to the Improved Offer and not withdrawn.

   The purpose of the Improved Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. If all of the conditions to the Improved Offer are not satisfied or waived on any scheduled Expiration Date of the Improved Offer, Purchaser will extend the Improved Offer (but not beyond July 31, 2000) until such conditions are satisfied or waived; provided that (i) such conditions are reasonably capable of being satisfied, (ii) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (iii) an Acquisition Proposal (as defined below) shall not have been publicly announced and not withdrawn as of such scheduled Expiration Date, and (iv) the Company is in compliance with all of its covenants in the Merger Agreement.

   The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company, if required by the MBCA. Under the MBCA, if Purchaser acquires, pursuant to the Improved Offer or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or (to the extent permitted under the Merger Agreement) waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Improved Offer, without a meeting of shareholders of the Company, in accordance with Section 904 of the MBCA. If, pursuant to the Improved Offer, or otherwise, Purchaser does not acquire Shares that, taken together with Shares owned by Parent, Saint-Gobain and their affiliates represent at least 90% of the Shares then outstanding as of any scheduled Expiration Date of the Improved Offer, but acquires at least a majority, then Purchaser and Parent would thereafter seek the approval of the Merger and the Merger Agreement by a vote of the shareholders of the Company. The required vote to effect the Merger is a simple majority of outstanding shares, and if Purchaser and Parent own a majority, the likely outcome of the vote is approval. Under such circumstances, a somewhat longer period of time may be required to effect the Merger. For a description of the conditions set forth in the Merger Agreement and the MBCA as it relates to this transaction, see Section 10 below and Sections 11 and 16 of the Offer to Purchase.

   As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, all directors of the Company have agreed to enter into Shareholder Agreements with Purchaser (each, a "Shareholder Agreement") pursuant to which, among other things, they will agree to tender their Shares in the Improved Offer and grant proxies to Purchaser in respect of their Shares. For a description of the Shareholder Agreements, see Section 10 below. As a result of the Shareholder Agreements, the Purchaser may be deemed to be the beneficial owner of the Shares beneficially owned by the directors. According to the BTI Proxy Statement dated April 12, 2000, the directors beneficially owned 426,231 shares or 8.2% of the outstanding Shares.

   THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE ENCLOSED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE IMPROVED OFFER.

   1. Amended Terms of the Improved Offer; Expiration Date. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

   The Improved Offer is being made for all Shares. The price per Share to be paid has been increased from $8.00 per Share to $8.50 per Share, net to the seller in cash, without interest thereon. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment in the Improved Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, June 29, 2000, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time during which the Improved Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Improved Offer, as so extended by Purchaser, will expire.

   The Improved Offer is subject to certain conditions set forth in Section 15 below, including satisfaction of the Minimum Condition, inapplicability of
Section 611-A of the MBCA and redemption of the Rights or other inapplicability of the Rights Plan. The Merger Agreement provides that no change or waiver may be made, without the prior written consent of the Company, that waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Improved Offer, or imposes conditions to the Improved Offer in addition to those described in
Section 15.

   The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Improved Offer if, at the scheduled or extended Expiration Date of the Improved Offer, any of the conditions to the Improved Offer shall not have been satisfied or waived, until such conditions are satisfied or waived or for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission" or the "SEC") or the staff thereof applicable to the Improved Offer or for any period required by applicable law. If all of the conditions to the Improved Offer are not satisfied or waived on any scheduled Expiration Date of the Improved Offer, Purchaser will extend the Offer until such conditions are satisfied or waived (but not beyond July 31, 2000) provided that (w) such conditions are reasonably capable of being satisfied, (x) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (y) an Acquisition Proposal (as defined below) shall not have been publicly announced and not withdrawn as of such scheduled Expiration Date and (z) the Company is in compliance with all of its covenants in the Merger Agreement.

   Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to decrease the Improved Offer Price, which would require the Company's consent, such decrease in the number of Shares being sought or such decrease in the Improved Offer Price, or an increase in the Improved Offer Price, will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Improved Offer. If, at the time notice of any such decrease in the number of Shares being sought or such decrease in the Improved Offer Price is first published, sent or given to holders of such Shares, the Improved Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Improved Offer will be extended at least until the expiration of such ten business day period. For purposes of the Improved Offer, a "business day" means any day, other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, New York City time.

   The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Improved Offer to holders of Shares. This Supplement and the revised (green) Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

   Purchaser reserves the right (but is not obligated), in accordance with the applicable rules and regulations of the Commission, to provide a subsequent offering period of 3 business days to 20 business days after the expiration of the initial offering period of the Improved Offer and the purchase of Shares tendered in the Improved Offer. A subsequent offering period would give shareholders that do not tender their shares in the initial offering period of the Improved Offer another opportunity to tender their Shares and receive the same price as in the Improved Offer.

   7. Certain Information Concerning the Company.

   The discussion set forth in Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

   Preferred Share Purchase Rights. The Company has disclosed that on June 12, 2000 the Company's Board of Directors took action to redeem the Rights under the Rights Agreement, and once such redemption is effected, the Rights Agreement will be rendered inapplicable to the Improved Offer, or any extension thereof.

   10. Background of the Improved Offer; Past Contacts, Transactions or Negotiations with the Company.

   The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

   On or about April 17, 2000, Purchaser and Parent delivered to the Company demands for certain shareholder lists and related information to be produced pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under the MBCA for use in the dissemination of proxy materials in connection with the Company's annual meeting of shareholders scheduled for May 16, 2000. Purchaser and Parent also subsequently delivered to the Company further demands for certain shareholder lists and information relating to shareholders of record on May 2, 2000 to be produced pursuant to Rule 14a-7 under the Exchange Act and under the MBCA for use in the dissemination of proxy materials in connection with the special meeting of shareholders of the Company scheduled for June 16, 2000. The Company timely responded to these demands and furnished the requested information.

   On May 1 and 2, 2000, Mr. Buisson of Saint-Gobain was in Maine visiting with the governor and members of the legislature in connection with the special emergency legislation being sought by the Company, which effort, had it been successful, would have effectively postponed the June 16, 2000 special meeting of shareholders. During the course of that visit, Mr. Buisson communicated, both through his counsel to counsel for the Company, as well as through the governor and at least one member of the legislature, that he would be willing to meet with Mr. Grimnes while he was in Maine. After Mr. Buisson had returned to Paris, Mr. Grimnes indicated, through similar intermediaries, that he would be willing to have such a meeting. Mr. Buisson's schedule, however, did not permit such a meeting before June 7, 2000. Such a meeting was never scheduled, although Mr. Grimnes made one phone call to Mr. Buisson during that interim period for the purpose of commenting on an unrelated matter.

   On May 2, 2000, Vetrotex sent a letter to the Company's shareholders urging defeat of the stock option plan amendment at the Company's annual meeting of shareholders. This letter characterized the proposed plan amendment as an additional anti-takeover measure blocking the Offer.

   On or about May 5, 2000, the Company's investment banker (McDonald) made contact with the investment banker for Purchaser and Parent (Lehman) to indicate that the Company would explore the possible sale of the Company, possibly through a bid/auction process, but might also invite other strategic alternatives. Mr. Raj Trikha, a Managing Director of McDonald, indicated to Mr. Scott Mohr, a Managing Director of Lehman, that Purchaser and Parent were welcome to participate in the process provided they signed a confidentiality agreement, following which they would be invited to review data which included non-public information in a data room set up for that purpose at the Boston offices of the Gadsby Hannah LLP law firm (the "Data Room") and would also be invited to participate in a management presentation which would include financial projections.

   On May 8, 2000, Parent sent an "open letter" to the Company's Board of Directors and published it in a press release. The letter addressed both social issues and Vetrotex's opposition to the proposed amendment of the Company's stock option plan to increase the number of available shares for grant under the stock option plan. With respect to the first subject, Parent indicated that both it and Saint-Gobain were committed to growing the operations of the Company, especially in Brunswick, Maine; that they intended to honor all existing customer and raw materials supply agreements; and that they appreciated that the value of the Company lies in its employees. With respect to the second subject, concern was expressed that making additional shares subject to a stock option plan would enable the Company's Board of Directors to follow its past practice of concentrating options among senior management, and that if such a large number of new options were granted at below market prices, equity for all shareholders of the Company would be diluted.

   On May 8, 2000, Mr. Grimnes wrote a letter to George B. Amoss, a Vice President of Parent and Purchaser, responding to the "open letter" to the Company's Directors. He indicated that Parent had an open invitation to meet with the Company's Board of Directors to demonstrate Parent's commitment to the social issues addressed in the "open letter." He further indicated that the Company would continue to aggressively explore strategic alternatives to enhance value for the shareholders in a timely manner and that if Parent wished to participate in this orderly and fair process, it should contact the Company immediately.

   On May 16, 2000, representatives of Purchaser, Parent and Vetrotex, together with their counsel and representatives of their proxy solicitation firm, attended the annual meeting of shareholders of the Company held in Portland, Maine. During the course of that meeting, none of these representatives publicly commented nor were there any private discussions between them and representatives of the Company other than general exchanges of pleasantries between counsel for the respective parties.

   During the period May 9, 2000 through May 17, 2000, counsel for Purchaser and Parent negotiated the terms of a confidentiality agreement with McDonald and the Company's counsel. Such an agreement was entered into with the Company on May 17, 2000 (the "Confidentiality Agreement"). On May 18, 2000, representatives of Purchaser and Parent, together with counsel and representatives of Lehman, reviewed materials provided on behalf of the Company in the Data Room. Prior to that visit, Purchaser and Parent sent a written communication to the Company requesting that certain materials be removed from the Data Room prior to that visit, particularly any documents which would indicate raw material and finished goods prices and margins, because of the relationship of Vetrotex and the Company as supplier and customer. On May 19, 2000, representatives of Purchaser and Parent, together with representatives of Lehman, attended the management presentation session and engaged in a follow-up question and answer session with various representatives of the Company and McDonald. These sessions included presentation of the Company's projections of future sales and margins, although those representatives of Purchaser and Parent in attendance who had also attended the Company's annual meeting of shareholders believed that most of the projections furnished in the management presentation duplicated projections which had been presented at the annual meeting of shareholders. Representatives of the Company asked representatives of Purchaser and Parent about the Purchaser's and Parent's plans for the Company and its employees. Representatives of the Company were provided with general information with respect to benefit plans and compensation arrangements maintained by Parent and its U.S. affiliates.

   On May 22, 2000, Mr. Trikha of McDonald spoke with Mr. Mohr of Lehman as a follow-up to the management presentation. He indicated there was a matrix of other issues to be addressed as part of any bid and that these issues included plans for the three facilities of the Company; plans for its carbon business; plans for its European business; how the Company would be integrated with Cerbay (a Saint-Gobain company); what the proposed employee benefit package would be; the organizational structure of a combination with the Company; the distribution channel strategy in North America; and how the Company would be measured (e.g., pounds of product shipped; revenue growth; cash flow). He also indicated that a bid procedure letter would be sent shortly and would call for bids by the close of business on May 30, 2000.

   Subsequent to these events, McDonald notified Lehman, both verbally and in a letter dated May 23, 2000, that if Purchaser and Parent wished to participate in the bidding process, their written bid (including price), a letter of intent to enter into an agreement at such price, proposals on certain social issues, proposed closing schedule and any material conditions to closing, would be due by the close of business on May 30, 2000.

   On May 26, 2000, Mr. Amoss sent a letter to the Board of Directors of the Company. The letter summarized some of the defensive measures undertaken by that Board of Directors to counter the Offer and indicated that in the near future the Board of Directors would be called upon to make important decisions about (i) the handling of the special meeting of shareholders scheduled for June 16, 2000, (ii) the evaluation of any competing alternatives to the Offer and (iii) the redemption of the Rights under the Rights Agreement. The letter continued that Parent and Vetrotex assumed that each director was personally familiar with the legal duties to which directors are held in the context of these kinds of decisions and that they have further assumed that the directors would evaluate those decisions in light of their fundamental duty to place the interests of the shareholders first.

   On or about May 30, 2000, Lehman communicated with McDonald that Purchaser and Parent declined to submit a written bid for several reasons, one being that they would be bidding against themselves because of their pending Offer. McDonald indicated it might have a few other proposals, and if Purchaser and Parent did not submit a written bid, their indications of interest, even if expressed verbally, could not be considered. At no time was any increase in the Offer price communicated, either in writing or verbally, by Lehman, Purchaser or Parent. Purchaser and Parent believed their evaluation of the material made available in the Data Room and during the management presentation did not, in their judgment, justify an increase in the Offer price.

   On May 31, 2000, Vetrotex sent a letter to the shareholders of the Company urging support of the Vetrotex proposals to be voted upon at the special meeting of shareholders to be held on June 16, 2000; comparing the performance of the Company's stock in the market with other comparable measures of investment performance; and urging that support of the Vetrotex proposals will protect the shareholders' investment and remove any obstacles that would block a sale of the Company.

   On June 2, 2000, Mr. Peter Walmsley, in his capacity as Chairman of the Independent Committee of the Company's Board of Directors, wrote a letter to Mr. Amoss in response to his letter of May 26. This letter reiterated the Committee's interpretation of past events and its question of why Parent was not willing to wait for two weeks in order to enter into a negotiated transaction in April; questioned the manner in which Parent calculated the Offer price; and inquired as to the effect of the proposed combination on the Company's other constituencies. The letter also addressed the rationale used by the Company's Board of Directors to institute some of the defensive measures and why it entered into the employment and severance agreement with key employees, which it felt was necessary to retain them during a very difficult time. The letter ended on a very encouraging note, indicating that the Board of Directors of the Company continued to believe that Saint-Gobain would be an appropriate partner with the Company if the terms were fair to all of the Company shareholders and other constituents. Mr. Walmsley further indicated that he had been informed through the Company's investment bankers that Parent was willing to discuss an improvement in its Offer and, therefore, principals of the Company were prepared to meet with principals of Parent and its affiliates on June 7, 2000 for the purpose of exploring a basis upon which the parties could enter into a mutually acceptable transaction.

   During the end of the preceding week and into the week beginning June 5, 2000, McDonald and Lehman had several conversations related to a possible meeting between the principals of the parties, and attempting to schedule same. Mr. Grimnes confirmed in a note to Mr. Buisson on June 5, 2000, that representatives of Purchaser and Parent would meet with representatives of the Company, together with representatives from McDonald, Lehman and respective counsel for the parties, at John F. Kennedy Airport in New York on the morning of Wednesday, June 7, 2000.

   On Wednesday morning, June 7, 2000, at a hotel near John F. Kennedy Airport, Roberto Caliari, Jean-Philippe Buisson, George Amoss and John Mesher, all representing Purchaser and Parent, together with Parent's advisors, Scott Mohr of Lehman and Peter Clauss of Pepper Hamilton LLP, met with Peter Walmsley, Richard Corbin and Martin Grimnes, directors of the Company, their counsel, Daniel McKay of Eaton, Peabody, Bradford & Veague of Bangor, Maine, and Raj Trikha of McDonald. The meeting lasted most of the day and consisted of a series of meetings between the two groups interspersed with separate caucuses by each group. During one of these breakout sessions, the Company convened its remaining directors in a telephone conference call. During the meeting, the parties tentatively agreed that Purchaser and Parent would increase the Offer price from $8.00 to $8.50 per Share in exchange for a negotiated transaction to be evidenced by a definitive agreement to be promptly prepared by counsel for Purchaser and Parent and then negotiated with counsel for the Company. In addition, Purchaser and Parent indicated that the increased Offer price was contingent on a best efforts undertaking by the Company to obtain non-compete agreements from its executive officers, for which each would be paid a lump sum payment; that all of the directors enter into a form of shareholder agreement pursuant to which they would tender their shares in support of the Improved Offer and would further agree to vote their shares in support of the Improved Offer and the Merger; that the Company use its best efforts to obtain an agreement from those executives who were parties to the employment and severance agreements entered into with the Company on April 14, 2000 to deem the Improved Offer and the Merger as a "Non-Hostile Change in Control" for purposes of those agreements; and that the Company would use its best efforts to convene its Board of Directors on June 7 to at least agree with the proposal in principle.

   After the Company's Board of Directors had been convened by telephone conference, these conditions were modified. Purchaser and Parent agreed they wanted an appropriate amendment to the employment and severance agreement entered into on April 14, 2000 between the Company and Martin Grimnes, but did not require similar amendments to the agreements entered into with the other executive officers. The Board of Directors of the Company indicated they would use their best efforts to encourage Mr. Grimnes to renegotiate his agreement; they would require a written commitment from Purchaser and Parent of no present intention to close the three facilities maintained by the Company; and that in exchange for a breakup fee payable to Purchaser and Parent, there should be an element of reciprocity in reimbursement of transaction expenses if Purchaser and Parent determined not to proceed with the Improved Offer or Merger without good reason. It was further clarified that if agreement along these lines could be reached, the Company's Board of Directors would take appropriate action to neutralize the Rights Agreement and any impediment in Section 611-A of the MBCA in relation to the Improved Offer and the Merger.

   On Thursday, June 8, 2000, the Company's Board of Directors voted unanimously in favor of such proposals and conditions, conditioned upon an agreement on a mutually acceptable definitive agreement. On the same day, counsel for Purchaser and Parent circulated draft agreements to counsel for the Company and on Friday, June 9, counsel for the parties met in Berwyn, Pennsylvania at the suburban offices of Pepper Hamilton LLP for most of the day negotiating these agreements. Later that evening and during Saturday and Sunday, June 10-11, 2000, revisions to the draft agreements and negotiations continued. On Sunday evening, the Company's Board of Directors convened by telephonic conference, and at the conclusion of that meeting counsel for the parties continued to negotiate open issues, which negotiations continued into Monday, June 12, 2000. Finally, at another telephonic conference meeting of the Company's Board of Directors beginning at 8:00 p.m. on June 12, 2000, the definitive merger agreement and form of shareholder agreement and non-compete agreement were unanimously approved, and an exchange of signed agreements was effected shortly before midnight. Also, on June 12, 2000, negotiations were concluded between counsel for Purchaser and Parent and independent counsel for Mr. Grimnes, and an amendment to his employment and severance agreement was signed and exchanged between Mr. Grimnes and the Company. Copies of these agreements are attached as exhibits to Amendment No. 18 to the Schedule TO and a description of them follows. The Parent's and Purchaser's Board of Directors also approved these agreements and the Improved Offer on June 12, 2000.

   Prior to the opening of the markets on Tuesday, June 13, 2000, Purchaser, Parent and the Company issued a joint press release announcing the signing of the definitive agreement, the Improved Offer and the extended Expiration Date.

The Merger Agreement

   The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit to Amendment No. 18 to the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Saint-Gobain pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the Commission in connection with the Offer and Improved Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the "Schedule TO"). Such summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein.

   The Improved Offer. The Merger Agreement provides for the making of the Improved Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Improved Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 below. Purchaser has agreed that, without the prior written consent of the Company, no change in the Improved Offer may be made which waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Improved Offer or imposes conditions to the Improved Offer in addition to those described in Section 15.

   The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Improved Offer from time to time if, at the scheduled or extended Expiration Date of the Improved Offer, any of the conditions to the Improved Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, including any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Improved Offer or any period required by applicable law. If all of the conditions to the Improved Offer are not satisfied or waived on any scheduled Expiration Date of the Improved Offer, Purchaser will extend the Improved Offer from time to time until such conditions are satisfied or waived (but not beyond July 31, 2000), provided that (w) such conditions are reasonably capable of being satisfied,
(x) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (y) an Acquisition Proposal (as defined below) shall not have been publicly announced and not withdrawn as of such scheduled Expiration Date and (z) the Company is in compliance with all of its covenants in the Merger Agreement.

   Company Action. The Merger Agreement states that the Board of Directors has
(i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Improved Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Improved Offer and the Merger, in accordance with the requirements of the MBCA and (iii) unanimously resolved to recommend acceptance of the Improved Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. This recommendation of the Company's Board of Directors may be withdrawn, modified or amended only if (i) the Company has complied with the terms of the non-solicitation provisions in the Merger Agreement, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal (as defined below), (ii) a Superior Proposal (as defined below) is pending at the time the Company's Board of Directors determines to take any such action, (iii) the Company's Board of Directors determines in good faith by a majority vote, on the basis of the advice of its outside legal counsel, that, consistent with its fiduciary duties under applicable law, it must take such action, and (iv) the Company shall have delivered to Parent four business days prior written notice advising Parent that it intends to take such action. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (y) any tender offer or exchange offer for 25% or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933 (the "Securities Act") in connection therewith. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for 50% or more of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote is more favorable and provides greater value to the Company's shareholders than as provided under the Merger Agreement, and such decision is made on the basis of the advice of a financial advisor of nationally recognized reputation and takes into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to closing.

   Directors. The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition, Parent may designate all of the directors of the Company (and each committee thereof). At such time, the Company will also use its reasonable best efforts to cause individual directors designated by Parent to constitute the entire Board of Directors of the Company and each board of directors of each subsidiary of the Company.

   The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Improved Offer, the approval of the Merger Agreement by the shareholders of the Company (if required by the MBCA) and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into the Company, in accordance with the MBCA, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation") unless a short-form merger can be effected without shareholder approval, in which case Purchaser shall be the Surviving Corporation. The Merger shall become effective at such time as Articles of Merger (or a Plan of Merger therein contained) are filed with the Maine Secretary of State or at such later time as is specified in such Articles of Merger (the "Effective Time"). As a result of the Merger, all of the rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all duties, liabilities and obligations of the Company and Purchaser shall become the duties, liabilities and obligations of the Surviving Corporation, all as provided under the MBCA.

   Conversion of Shares. The Merger Agreement provides that at the Effective Time, (i) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (ii) below and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with
Section 909 of the MBCA ("Dissenting Shares"), be converted into the right to receive $8.50 in cash or any higher price per Share that may be paid pursuant to the Improved Offer, without interest (the "Merger Consideration"), (ii) each Share held by the

Company as treasury stock and each Share held by Saint-Gobain, Parent or any subsidiary of Saint-Gobain or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto, and (iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation will, thereupon, become an indirect, wholly owned subsidiary of Parent.

   Stock Options. The Merger Agreement provides that at or immediately prior to the Effective Time, each outstanding stock option issued by the Company to purchase Shares, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of any such option at or promptly after the Effective Time for each such option surrendered an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time. Such payment shall be subject to applicable tax withholding requirements.

   Prior to the Effective Time, the Company is required by the Merger Agreement to take all actions (including, if appropriate, amending the terms of any option plan or arrangement) that are within its power to give effect to the transactions contemplated by the immediately preceding paragraph.

   Surviving Corporation. The Merger Agreement provides that the articles of incorporation and bylaws of Purchaser in effect at the Effective Time will be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be Brunswick Technologies, Inc. The Merger Agreement also provides that the directors and the officers of Purchaser at the Effective Time will be the directors and the officers of the Surviving Corporation.

   Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, including representations by the Company with respect to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, no undisclosed material liabilities, compliance with laws and court orders, litigation, material contracts, finders' fees, employee benefits, environmental matters, title to real properties, insurance coverage, labor matters, intellectual property and anti-takeover statutes. Certain representations and warranties in the Merger Agreement contain exceptions for matters that would or could, as the case may be, not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or Parent, as the case may be. The Merger Agreement provides that "Material Adverse Effect" means, with respect to any person, a material adverse effect (other than an effect that impacts the person's industry generally) on the financial condition, business or results of operations of such person and its subsidiaries, taken as a whole.

   Additionally, the Company represented that it has taken, or will take, all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Merger Agreement, the Shareholder Agreements, the Improved Offer, the Merger and any other transaction contemplated thereby. On June 12, 2000, the Company's Board voted to redeem the Rights under the Rights Agreement, authorizing a notice of redemption to be sent to all shareholders of the Company which declares the Rights as having been redeemed. Under the Rights Agreement, this action is sufficient to redeem the Rights and make them inapplicable to the Improved Offer, or any extension thereof.

   Interim Agreements of the Company. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Pursuant to the Merger

Agreement, without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, the Company will not and will not permit any of its subsidiaries to: (a) adopt or propose any change in the Company's articles of incorporation or bylaws; (b) merge or consolidate with any other person or acquire a material amount of stock or assets of any other person; (c) sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice; (d) (i) take any action that would make any representation and warranty of the Company under the Merger Agreement that is qualified by materiality or Material Adverse Effect inaccurate in any respect at, or as of any time prior to, the Effective Time, (ii) take any action that would make any representation or warranty of the Company under the Merger Agreement that is not so qualified to be inaccurate in any material respect at, or as of any time prior to, the Effective Time or (iii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect or material respect, as the case may be, at any such time; (e) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company, any of its subsidiaries or affiliates (except for the issuance of Shares pursuant to the exercise of options, which options are outstanding on the date of the Merger Agreement); (f)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except that any wholly owned subsidiary of the Company may declare and pay a dividend to its parent,
(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing; (g) other than in the ordinary course of business consistent with past practice, sell, transfer, license, sublicense or otherwise dispose of any material intellectual property rights or amend or modify any existing agreements with respect to any material intellectual property rights or intellectual property rights of a third party; (h)(i) except as expressly permitted, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any other person or make any loans, advances, or capital contributions to, or investments in, any other person (other than to any wholly owned subsidiary of the Company) other than the ordinary course of business consistent with past practice, (ii) enter into or amend any contract or agreement other than in the ordinary course of business consistent with past practice, (iii) authorize or make any capital expenditures or purchases of fixed assets that are not currently budgeted and that in the aggregate exceeds $250,000, (iv) terminate any material contract of the Company or amend in any material respect any such contract or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited under this clause (h) other than in the ordinary course of business consistent with past practice; (i) take any action, other than as required by generally accepted accounting principles, to change accounting policies or procedures or cash maintenance policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable); (j) make any tax election not required by law and inconsistent with past practice or settle or compromise any tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in certain of the Company's documents filed with the SEC, or would not have a Material Adverse Effect; (k) pay, discharge, settle, or satisfy any lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the consolidated balance sheet of the Company as of March 31, 2000, or incurred in the ordinary course of business consistent with past practice or other payments, discharges or satisfactions which in the aggregate do not exceed $100,000 or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (l) (i) except as described in "Other Agreements of Parent, Purchaser and the Company" below, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee

(except for increases in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) or (iii) pay any benefit not required by any currently existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements); and (m) agree or commit to do any of the foregoing.

   Other Agreements of Parent, Purchaser and the Company. In the Merger Agreement, the Company has agreed that the Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal, (ii) except as permitted in the next paragraph, engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. The Company will notify Parent or Parent's outside legal counsel promptly (but in no event later than 36 hours) after receipt by or communication to, the Company of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal and the Company will keep Parent fully informed of any material changes to the terms thereof.

   Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers a Superior Proposal if (i) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal, (ii) the Board of Directors of the Company determines in good faith by a majority vote, on the basis of advice from its outside legal counsel, that consistent with its fiduciary duties under applicable law, it must take such action, (iii) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement described below,
(iv) the Company shall have delivered to Parent four business days' prior written notice advising Parent that it intends to take such action and (v) the Improved Offer shall not have closed.

   Between the date of the Merger Agreement and the Effective Time and subject to applicable law and the Confidentiality Agreement described below, the Company will (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries.

   Pursuant to the Merger Agreement, the Company has agreed to cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Improved Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless the MBCA does not require a vote of shareholders of the Company for consummation of the Merger. The Merger Agreement provides that the Company will (i) promptly prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as practicable the proxy or information statement of the Company in connection with the Merger and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and (iii) otherwise comply with all legal requirements applicable to such meeting. Subject to their fiduciary duties as advised by outside counsel to the Company, the Board of Directors will recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company's shareholders.

   In the Merger Agreement, the Company and Parent agreed to take all action necessary to postpone or adjourn the special meeting of shareholders of the Company scheduled for June 16, 2000 to the latest date on which the record date for the special meeting of shareholders is still valid for such meeting.

   Until the Effective Time or, if earlier, the date of termination of the Merger Agreement in accordance with its terms, as soon as practicable, but in no event later than 30 days after the end of each month beginning with May 2000, the Company shall deliver to Parent unaudited financial information for such month and the corresponding month of the preceding year as customarily prepared by the Company's management for its own internal purposes.

   For three years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the MBCA or any other applicable laws or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For three years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

   The Merger Agreement provides that Parent and Purchaser will honor (i) all employment, severance or similar contractual or benefit plan arrangements in accordance with their terms in existence on June 12, 2000 (one of which is in the process of being amended) and (ii) all legally imposed obligations relating to employment matters. The Merger Agreement states that it is the current intention of Parent and Purchaser to cause the Surviving Corporation to provide benefits to employees of the Company and its subsidiaries that are generally comparable in the aggregate to such employee benefits in effect on June 12, 2000 (except for stock-based plans); provided that the foregoing shall not limit or restrict the right of the Surviving Corporation or its subsidiaries to terminate the employment of such employees or subsequently to modify the benefits or other terms of employment of such employees, to the extent permitted by applicable law. Nothing in the Merger Agreement prohibits Parent from replacing any existing plan, program or arrangement with a plan, program or arrangement which Parent reasonably believes will provide such employees with benefits which are generally comparable to the benefits that would have been provided under such existing plan, program or arrangement and nothing in the Merger Agreement obligates Parent to provide such employees with any stock based compensation or value thereof (including stock options or stock appreciation rights) after the Effective Time. The Merger Agreement provides all service credited to each employee by the Company through the Effective Time will be recognized by Parent for purposes of eligibility and vesting under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of such employee.

   The Merger Agreement provides that Parent has no present intention to close any company facilities.

   The Merger Agreement provides that the Company and Parent will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

   Conditions to the Merger. The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including: (a) if required by the MBCA, the Merger Agreement shall have been approved and adopted by the shareholders of the Company; (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger and (c) Purchaser will have purchased Shares pursuant to the Improved Offer.

   The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following further conditions: (a)(i) the Company will have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time and (ii) the representations and warranties of the Company contained in the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects with only such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company at and as of the date of the Merger Agreement as if made at and as of such time and at and as of the Effective Time as if made at and as of such time and (b) there shall not be instituted or pending any action, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign, (i) challenging the acquisition by Parent, Purchaser or any of their respective affiliates of any Shares, seeking to restrain or prohibit the making or consummation of the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or seeking to require the Company, Parent, Purchaser or any of their respective affiliates to pay any damages related to the Merger or the other transactions contemplated by the Merger Agreement that are material in relation to the Company taken as a whole,
(ii) seeking to impose limitations on the ability of Purchaser, or to render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (iii) seeking to restrain or prohibit Parent's ownership or operation (or that of its affiliates) of all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates, or to compel Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates, (iv) seeking to impose limitations on the ability of Parent, Purchaser or any of Parent's other affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Purchaser or any of Parent's other affiliates on all matters properly presented to the Company's shareholders, (v) seeking to require divestiture by Parent, Purchaser or any of Parent's other affiliates of any Shares, (vi) alleging breach of fiduciary duty by the Directors of the Company, or (vii) that otherwise is reasonably likely to have a Material Adverse Effect on the Company or Parent.

   Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

     (a) by mutual written agreement of the Company and Parent;

     (b) by either the Company or Parent, if (i) Purchaser shall not have accepted for payment at least that number of Shares that will satisfy the Minimum Condition pursuant to the Improved Offer before August 31, 2000; provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the acceptance for payment by Purchaser of any Shares pursuant to the Improved Offer by such time or of the Improved Offer to be commenced by such time; (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Improved Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Improved Offer or the Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable; (iii) the Company's shareholders shall have rejected the Merger and the Merger Agreement at the Company Shareholder Meeting, if required, or at any adjournment or postponement thereof; or (iv) the Merger shall not have been consummated by October 31, 2000; provided that the right to terminate the Merger Agreement pursuant to this clause (iv) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Merger to be consummated by such time;

     (c) by Parent, if, prior to the acceptance for payment of the Shares under the Improved Offer, (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired beneficial ownership of more than 15% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares; (ii) (A) the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Improved Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to an Acquisition Proposal or shall have failed to reaffirm such approval or recommendation upon Parent's request (or shall have resolved to do any of the foregoing) or (B) the Company shall have breached certain of its obligations under the Merger Agreement; or (iii) the Offer terminates due to the failure of the Minimum Condition; and

     (d) by the Company, if (i) prior to the acceptance for payment of any Shares pursuant to the Improved Offer, (ii) the Company is in compliance with certain of its obligations under the Merger Agreement, (iii) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Improved Offer or the Merger, (iv) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (v) Parent does not make, within four business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (vi) the Company simultaneously with such termination pays to Parent in immediately available funds the fees required to be paid pursuant to the Merger Agreement. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (iv) in the preceding sentence until at least the fifth business day after it has provided the notice to Parent required by the Merger Agreement and (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification shall change at any time after giving such notification.

   In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto other than certain provisions of the Merger Agreement relating to termination, expenses, governing law and waiver of jury trial; provided that a party will not be relieved from liability for willful and knowing (i) failure to fulfill a condition to the performance of the material obligations of the other party, (ii) failure to perform a material covenant or
(iii) material breach of any representation or warranty or agreement in the Merger Agreement.

   Termination Fee. Pursuant to the Merger Agreement, the Company will pay to Parent a fee of $1,800,000, plus the reasonable expenses of Parent (not to exceed $1,000,000) incurred in connection with the initial offer, the Improved Offer, the negotiation of the Merger Agreement and the consummation of the transactions contemplated thereby, if the Merger Agreement is terminated (x) pursuant to clause (c) under "Termination" above (except that for this purpose such person or "group" shall have acquired beneficial ownership of 50% or more of the outstanding Shares) or (d) under "Termination" above or (y) pursuant to clause (b)(i) under "Termination" above and, in the case of this clause (y), prior to the time of such termination an Acquisition Proposal shall have been publicly announced and not withdrawn and, within nine months of the date of termination, the Company enters into an agreement or letter of intent concerning a transaction in respect of such Acquisition Proposal and such transaction is subsequently consummated.

   The fee and expenses reimbursement payable (i) pursuant to clause (x) of the preceding paragraph shall be paid by the Company simultaneously with the termination of the Merger Agreement, and (ii) pursuant to clause (y) of the preceding paragraph shall be paid by the Company on the date on which the transaction referred to in such clause shall be consummated.

   The Merger Agreement provides that the Company will promptly pay to Parent, in immediately available funds, an amount equal to Parent's reasonable expenses (not to exceed $1,250,000) incurred in connection with the initial offer, the Improved Offer, the Merger Agreement and the transactions contemplated thereby, if (x) the Merger Agreement shall have been terminated pursuant to clause
(b)(i) of the first paragraph under "Termination" above and (y) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement as a result of an intentional act or omission of the Company.

   If the Company fails promptly to pay any amount due Parent as described in the preceding paragraphs, the Company shall also pay any costs and expenses incurred by Parent in connection with a legal action to enforce the Merger Agreement that results in any judgment or settlement against the Company for such amount.

   The Merger Agreement provides that Parent will promptly pay to the Company, in immediately available funds, an amount equal to the Company's reasonable expenses (not to exceed $1,250,000) incurred in connection with the initial offer, the Improved Offer, the Merger Agreement and the transactions contemplated thereby, if Parent is otherwise required pursuant to the terms of the Improved Offer to accept for payment and pay for the tendered Shares and fails to do so within the time period provided in the Improved Offer.

   Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

   Amendments; No Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, reduce the amount or change the kind of consideration to be received in exchange for the Shares.

The Shareholder Agreements

   The following is a summary of certain provisions of the Shareholder Agreements entered into, or to be entered into, between Purchaser and each of the Company's directors (each, the "Shareholder Agreement"), a copy of which has been filed as an Exhibit to Amendment No. 18 to the Schedule TO. Such summary is qualified in its entirety by reference to the Shareholder Agreement.

   Agreement to Tender. Pursuant to the Shareholder Agreement, Shareholder irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Improved Offer, all of the shares of capital stock of the Company that Shareholder owns as of the date of the Shareholder Agreement as well as any additional shares of capital stock of the Company that Shareholder may own, whether acquired by purchase, exercise of options or otherwise, at any time after June 12, 2000 (the "Shareholder Shares"). These agreements are qualified to the extent of any restriction imposed by any prior pledge or hypothecation of Shares by any of such Shareholders, in which case Shareholder agrees not to tender or deliver such Shares other than pursuant to the Improved Offer or to the applicable pledge holder, and to use his best efforts to cause the pledge holder to tender the Shares pursuant to the Improved Offer or consent to or otherwise remove any restrictions prohibiting the tender of such Shares by the Shareholder. Purchaser agrees to return Shareholder Share certificates promptly upon any termination of the Merger Agreement in accordance with the terms thereof.

   Voting Agreement. Pursuant to the Shareholder Agreement, until the earliest to occur of (x) the consummation of the Merger, (y) the nine month anniversary of the Shareholder Agreement and (z) the termination of the Merger Agreement by Parent under certain circumstances (the "Termination Date"), Shareholder irrevocably and unconditionally agrees to vote or cause to be voted all Shareholder Shares that Shareholder is entitled to vote at the time of any vote of the shareholders of the Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby, (ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement and the related agreements and (iii) against any (A) Acquisition Proposal (other than the Merger), (B) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement and the related agreements or (C) other matters relating to, or in connection with, any of the matters referred to in clause (A) and (B) above. The Shareholder Agreement does not limit or restrict Shareholder's ability to act or vote in his capacity as an officer or director of the Company in any manner he so chooses.

   Grant of Proxy. Pursuant to the Shareholder Agreement, Shareholder irrevocably and unconditionally grants a proxy appointing Purchaser as Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the section on "Voting Agreement" above. Such proxy will be revoked on the Termination Date.

   Representations and Warranties. The Shareholder Agreement contains customary representations and warranties of the parties thereto.

   No Proxies for or Encumbrances on Shareholder Shares. Except pursuant to the terms of the Shareholder Agreement, Shareholder agrees that, without the prior written consent of Purchaser, Shareholder will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares during the term of the Shareholder Agreement. Shareholder shall not seek or solicit any of the foregoing and agrees to notify Purchaser promptly if so approached or solicited himself.

   Appraisal Rights. Shareholder agrees not to exercise any dissenters' rights which may arise with respect to the Merger.

   Amendments. The Shareholder Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto.

Employment Matters

   Employment Agreements. The Company's filings on Schedule 14D-9 and Amendments thereto disclose seven employment agreements which contain severance provisions upon a change in control. One of these agreements, with Martin S. Grimnes, was amended on June 12, 2000. Under the terms of this amendment, among others, Mr. Grimnes has agreed that if his employment is terminated for any reason, voluntarily or involuntarily, during the first three years following a change in control, he will not for a period of three years, directly or indirectly, compete with the Company or with its businesses nor will he divert or attempt to divert any business, customers, suppliers or licensors of the Company or hire or attempt to hire or encourage the resignation of any Company employee for any reason. In addition, Mr. Grimnes has agreed to assign a pending patent application for a thermoplastic process patent to the Company and to cooperate and provide reasonable assistance in the prosecution of such patent application. Moreover, Mr. Grimnes has agreed to make himself available for six months following any termination of his employment for consulting services on customary terms, although up to a total of 45 days of consulting services will be without additional compensation. In exchange, Parent recognizes that the transactions described in the Improved Offer and Merger Agreement would be deemed a Hostile Change in Control under his employment agreement and have further agreed that a certain promissory note payable to the Company by him, of which there remains outstanding principal and interest of approximately $112,500, will be cancelled upon consummation of the Improved Offer. The amendment has been filed as an Exhibit to Amendment No. 18 to the Schedule TO, and such summary is qualified in its entirety by reference to that amendment.

   Non-Compete Agreements. The Company agreed in the Merger Agreement to use its best efforts to cause each of Messrs. Dubay, Fuller, Chesney, Lee and Wallace to enter into non-compete agreements substantially in the form attached as an exhibit to the Merger Agreement. This form of non-compete agreement has been filed as an Exhibit to Amendment No. 18 to the Schedule TO, and the summary which follows is qualified in its entirety by reference to that form of agreement.

   The form of non-compete agreement provides that any executive who signs such agreement will agree during the time he remains an employee of the Company and for a period of 18 months following termination of his employment for any reason, voluntarily or involuntarily, not to directly or indirectly compete with the Company or its businesses and not to divert or attempt to divert any business, customers, suppliers or licensors of the Company or hire or attempt to hire or encourage the resignation of any employees of the Company for any reason. The executive will also agree that the scope of such covenant is reasonable and that any breach of the agreement may cause irreparable harm to the Company, thereby entitling it to injunctive and other equitable relief. The executive will also agree to maintain as confidential any proprietary or other confidential information concerning the Company or its businesses, which would be supplemental to any existing confidentiality agreement binding the executive. As consideration for the non-compete agreement, the executive will be paid a lump sum gross amount of $25,000, less applicable withholding taxes.

The Rights Agreement

   The Company's Rights Agreement provides that certain transactions, including the Offer, the Improved Offer and the Merger, will cause the issuance of right certificates unless the Board has approved in advance such transactions. At a special meeting of the Board on June 12, 2000, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement, including the acceptance of the Improved Offer and consummation of the Merger. At that same meeting, the Company's Board took action to redeem the Rights pursuant to the Rights Agreement. As a result of such actions by the Board, the Rights Agreement will be inapplicable to the Improved Offer and the Merger.

Confidentiality Agreement

   On May 17, 2000, the Company and Purchaser entered into the Confidentiality Agreement. Each party has agreed therein that for three years following the date of the Confidentiality Agreement, it will keep confidential all nonpublic, confidential or proprietary information of the other party, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible business combination with the other party.

   11. Purpose of the Improved Offer; Plans for the Company.

   The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

   Purpose of the Improved Offer. The purpose of the Improved Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Purchaser currently intends, as soon as practicable after consummation of the Improved Offer, to seek controlling representation on the Company's Board of Directors and to consummate the Merger.

   The Board of Directors of the Company has unanimously recommended that all holders of Shares tender such Shares pursuant to the Improved Offer. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Improved Offer and the Merger, which approval Purchaser believes satisfies the relevant requirements of the MBCA.

   If Purchaser purchases Shares sufficient to satisfy the Minimum Condition pursuant to the Improved Offer, the Merger Agreement provides that Purchaser will be entitled to designate the entire Board of Directors following such purchase. See Section 10. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

   Dissenters' Rights. Holders of Shares do not have dissenters' rights as a result of the Improved Offer or the execution of the Merger Agreement. However, if the Merger is consummated, holders of Shares at the effective time of the Merger, by complying with the provisions of Section 909 of the MBCA, would have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair value." In general, a shareholder will be entitled to exercise dissenters' rights under the MBCA only if the dissenting shareholder has filed with the Company before or at the shareholder meeting at which the Merger is to be submitted to a vote a written objection to the Merger, has not voted in favor of the Merger, and has delivered or mailed his or her objection to the Merger within fifteen days after the date of the shareholder vote. If a short-form merger is to be effected without a shareholder vote, written objection must be delivered or mailed within fifteen days after notice of the Plan of Merger is mailed to Company shareholders.

   If the statutory procedures under the MBCA relating to dissenters' rights are complied with the dissenting shareholders or the Company can seek judicial determination of the "fair value" of the Shares. The "fair value" would be determined as of the day before the date on which the vote of shareholders was taken to approve the Merger (or the director vote, in the case of a short-form merger), excluding any appreciation or depreciation in anticipation of the Merger. The value so determined could be more or less than the Merger Consideration.

   The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights and is qualified in its entirety by reference to the MBCA. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the MBCA.

   Plans for the Company. In connection with its consideration of the Offer, the Improved Offer and its evaluation of non-public information made available by the Company, Parent has made a preliminary review, and will continue to review, various possible business strategies that it might consider in the event that it consummates the Improved Offer and the Merger. However, Parent has committed in the Merger Agreement that it has no present intention to close any current facilities of the Company or its subsidiaries. In addition, Parent has committed to honor all employment, severance or similar contractual or benefit plan arrangements of the Company currently in existence; to generally cause the Surviving Corporation to provide benefits to employees of the Company and its subsidiaries that are generally comparable in the aggregate to those currently in effect; and to recognize all service credited to employees of the Company for purposes of eligibility and vesting under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of such employees. See the more detailed description under "The Merger Agreement--Other Agreements of Parent, Purchaser and the Company" above.

   Except as described above or elsewhere in this Supplement or the Offer to Purchase, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in the Company's capitalization policy or any other material change in the Company's corporate structure or business.

   14. Extension of Tender Period; Termination; Amendment. The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

   Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in
Section 15 below shall have been satisfied, (i) to extend the period of time during which the Improved Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension, (ii) to waive any conditions to the Improved Offer, by making a public announcement of such waiver or (iii) to amend the Improved Offer in any respect (other than any of the following changes to the Improved Offer which require the prior written consent of the Company: waiving the Minimum Condition, changing the form of consideration to be paid, decreasing the price per Share or the number of Shares sought in the Improved Offer, or imposing conditions to the Improved Offer in addition to those set forth in Section 15 by making a public announcement of such amendment). Except as required by the Merger Agreement, there can be no assurance that Purchaser will exercise its right to extend, waive any condition of or amend the Improved Offer.

   If, with the prior written consent of the Company, Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Improved Offer and the Improved Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Improved Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Improved Offer (other than a change in price or number of securities sought) or in the information concerning the Improved Offer, or waives a material condition of the Improved Offer, Purchaser will extend the Improved Offer, to the extent required by Rule 14d-(4)(d)(1), 14d-6(c) or 14e-1(d) under the Exchange Act, for a period sufficient to allow shareholders to consider the amended terms of the Improved Offer.

   Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Improved Offer and not accept for payment or pay for Shares.

   15. Certain Conditions of the Improved Offer. The Improved Offer is subject to many of the conditions of the original Offer to Purchase, but some have changed or are no longer applicable, and others are new. See Section 15 of the Offer to Purchase and Amendments No. 10 and 12 to the Schedule TO. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented by restating all of the conditions to the Improved Offer.

   Notwithstanding any other provision of the Improved Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Improved Offer), pay for any Shares, and may terminate the Offer as provided in Section 14, if:

     (i) the Minimum Condition (as defined in the Merger Agreement) has not been satisfied or waived (pursuant to the Merger Agreement, including
  Section 2.1(c)) by the scheduled Expiration Date,

     (ii) the Rights shall not have been redeemed by the Board of Directors of the Company or Parent or Purchaser are not satisfied, in their sole discretion, that the Rights and the Rights Agreement are inapplicable to the Improved Offer and the Merger,

     (iii) Parent and Purchaser are not satisfied, in their sole discretion, that the provisions of Section 611-A of the MBCA are inapplicable to the acquisition of Shares pursuant to the Improved Offer and the Merger,

     (iv) at any time on or after the date of the Merger Agreement and prior to the expiration date of the Improved Offer, any of the following conditions exist:

       (a) there shall be instituted or pending any action, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign,

         (1) challenging the acquisition by Parent or Purchaser of any Shares under the Improved Offer, seeking to restrain or prohibit the making or consummation of the Improved Offer or the Merger or the performance of any of the other transactions contemplated by the Merger

      Agreement or seeking to require the Company, Parent or Purchaser to pay any damages related to the Improved Offer, the Merger or the other transactions contemplated by the Merger Agreement that are material in relation to the Company taken as a whole,

         (2) seeking to impose limitations on the ability of Purchaser, or to render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares pursuant to the Improved Offer and the Merger,

         (3) seeking to restrain or prohibit Purchaser or Parent's ownership or operation (or that of their affiliates) of all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates or to compel Purchaser or Parent or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates,

         (4) seeking to impose limitations on the ability of Parent, Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Purchaser or any of their affiliates on all matters properly presented to the Company's shareholders,

         (5) seeking to require divestiture by Parent, Purchaser or any of Parent's or their affiliates of any Shares,

         (6) alleging breach of fiduciary duty by the directors of the Company,

         (7) that otherwise is reasonably likely to have a Material Adverse Effect on the Company (as defined under "The Merger
      Agreement--Representation and Warranties"); or

       (b) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Improved Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in paragraph (a) above; or

       (c) any person shall have entered into a definitive agreement or an agreement in principle with the Company regarding an Acquisition Proposal; or

       (d) the Board of Directors of the Company (1) shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Improved Offer or the Merger, (2) shall have failed to reaffirm such approval or recommendation upon Parent's request or (3) shall have recommended or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal; or

       (e) it shall have been publicly disclosed or Parent shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares); or

       (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed, or Parent or Purchaser or any of their affiliates shall otherwise learn that (a) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire, through the acquisition of Shares, the formation of a group or otherwise, beneficial ownership of any other class or series of capital stock of the Company, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of such class or series of capital stock of the Company, (b) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to an Acquisition Proposal or (c) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or make a public announcement of an Acquisition Proposal; or

       (g) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgement of Parent or Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Purchaser shall have become aware of any fact which, in the sole judgment of any of them, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Parent or Purchaser or any other affiliate thereof; or

       (h) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

       (i) there shall have occurred or been threatened (1) any general suspension of trading in, or limitation on the prices for, securities on any national securities exchange or in the over-the-counter markets in the United States, (2) any extraordinary or material adverse change in the financial market or major stock exchange indices in the United States or abroad or in the market price of the Shares, (3) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Parent or Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results or operations or prospects of the Company or material change in United States currency exchange rate or a suspension of, or limitation on, the markets therefor, (4) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
    (5) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the sole judgment of Parent or Purchaser, might affect, the extension of credit by banks or other lending institutions or (6) in the case of any of the foregoing existing at the time of commencement of the Improved Offer, a material acceleration or worsening thereof; or

       (j) there shall have occurred a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that is reasonably expected to have a Material Adverse Effect on the Company; or

       (k) each director of the Company shall not have entered into and complied with his respective Shareholder Agreement; or

       (l) all outstanding litigation between the Company and Parent and its affiliates shall not have been dismissed; or

       (m) the Merger Agreement shall have been terminated in accordance with its terms;

  which, in the judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

   16. Certain Legal Matters; Regulatory Approvals.

   The discussion set forth in Section 16 of the Offer to Purchase is hereby amended and supplemented as follows:

   Litigation: Purchaser is not aware of any material pending legal proceeding relating to the Improved Offer, other than the following:

   On April 26, 2000, the Company filed a complaint in the United States District Court for the District of Maine against Vetrotex CertainTeed Corporation ("Vetrotex"), the Purchaser, the Parent and Saint-Gobain (Civil Action Docket No. 00-CV-124-PH). The complaint alleges that Vetrotex, the Purchaser, the Parent and Saint-Gobain (collectively, "Defendants") violated federal securities laws. Specifically, the complaint alleges that Vetrotex failed to timely disclose that its investment in the Company had changed for the purpose of seeking control of the Company and not for investment purposes, and that the bidder Defendants improperly commenced the initial Offer by failing to timely serve the Company with a copy of the tender offer documents. The complaint also alleges that Defendants tortiously interfered with the Company's business relations and conspired to violate the federal securities laws and Maine state common law. The complaint seeks injunctive relief to prevent Defendants from: (i) accepting any shares or proxies in connection with the initial Offer; (ii) making any public announcements or filings related to the initial Offer, except as required by law; (iii) soliciting proxies from the Company shareholders; or (iv) communicating with the Company shareholders. The complaint also seeks a declaratory judgement that Defendants violated Sections 13(d) and 14(d) of the Exchange Act, and that the initial Offer was improperly commenced and is null and void. The complaint also seeks monetary damages and costs.

   On May 2, 2000, the United States District Court for the District of Maine denied the Company's motions for both a preliminary injunction and a temporary restraining order. On June 14, 2000, the Court was advised that the parties had reached a settlement of the case, whereupon the Court ordered counsel to complete the settlement within 30 days and file a stipulation of dismissal with prejudice before July 14, 2000.

   On May 23, 2000, the Company filed a complaint in the Superior Court of Cumberland County, Maine, against Vetrotex. The Complaint alleges: (i) that the purpose of the special meeting of shareholders called for June 16, 2000 at the request of Vetrotrex has been rendered moot by the election of a new Board of Directors at the annual meeting of shareholders held on May 16, 2000; (ii) that the proposed amendment to the Company articles of incorporation (Proposal 1 to be voted upon at the special meeting) has no legal effect, thereby rendering any vote on this proposal unnecessary and moot; and (iii) that Vetrotex's proposal for the election of new directors (Proposal 3 to be voted upon at the special meeting) is not properly before the special meeting because Vetrotex did not specify the names of its nominees in its request for a special meeting, rendering ineffective and moot Vetrotex's proposal to remove the current Company directors (Proposal 2 to be voted upon at the special meeting). The Complaint seeks a declaratory judgment from the court affirming these claims by the Company.

   On May 25, 2000, Vetrotex filed for removal of such litigation from the state to the federal court (United States District Court for the District of Maine). The United States District Court for the District of Maine granted such application for removal. On May 31, 2000, the Company filed a motion for remand to return the litigation to the state court, and a hearing on that motion was scheduled for June 9, 2000, but with the consent of the parties was rescheduled for a hearing on June 15, 2000, which hearing has now been canceled at the joint request of the parties. On May 26, 2000, Vetrotex filed a motion with the United States District Court for the District of Maine seeking to enjoin the Company and its board of directors from postponing, cancelling or otherwise interfering with the Company's special shareholders meeting called at the request of Vetrotex and scheduled to be held on June 16, 2000, or to interfere with the vote of the shareholders on the proposals made by Vetrotex to be considered at that meeting. Vetrotex also asked the court to deny all of the claims of the Company and rule that Vetrotex's demand for the special meeting is valid and enforceable. Vetrotex requested an expedited hearing on all of these matters, which was scheduled for June 9, 2000, but with the consent of the parties was postponed for a hearing to be held on June 15, 2000, which hearing has now been canceled at the joint request of the parties. On June 14, 2000, the Court was advised that the parties had reached a settlement of the case, whereupon the Court ordered counsel to complete the settlement within 30 days and file a stipulation of dismissal with prejudice before July 14, 2000.

   In the Merger Agreement, the Company and Parent agreed to cooperate with one another to effect the prompt dismissal of all litigation between and among the Company, Parent and their respective affiliates.

   Regulatory. As reported by Parent on May 11, 2000, the waiting period under the HSR Act during which the federal government could request additional information with respect to the proposed acquisition of the Company expired as of midnight New York City time on May 10, 2000. Accordingly, Purchaser and Parent believe this particular condition is no longer a condition to the Improved Offer.

   State Takeover Statutes in Maine. Because the Company's Board of Directors has approved the Improved Offer and the Merger, and because the Purchaser and its affiliates did not acquire within the past five years beneficial ownership of 25% or more of the voting stock of the Company, the Purchaser believes that
Section 611-A will not prohibit the Merger or any other business combination involving the Company and the Purchaser.

   18. Miscellaneous. The discussion set forth in Section 18 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

   The Improved Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Improved Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Improved Offer in any such jurisdiction and extend the Improved Offer to holders of Shares in such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR SAINT-GOBAIN NOT CONTAINED IN THE ORIGINAL OFFER, THIS IMPROVED OFFER TO PURCHASE OR IN THE LETTERS OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Purchaser, Parent and Saint-Gobain have filed the Schedule TO and a series of amendments (to and including Amendment No. 18) with the Commission, furnishing certain additional information with respect to the Offer and the Improved Offer. The Schedule TO and amendments thereto may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of the Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                          VA Acquisition Corporation

                                                    and

                                          Certainteed Corporation

   Facsimile copies of the revised (green) Letter of Transmittal will be accepted. The revised (green) Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below.

                 The Depositary for the Improved Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Mail:            By Overnight Delivery:            By Hand:
      P.O. Box 3301           85 Challenger Road            120 Broadway,
  South Hackensack, New         Mail Drop-Reorg              13th Floor
      Jersey 07606           Ridgefield Park, New     New York, New York 10271
  Attn: Reorganization           Jersey 07660           Attn: Reorganization
       Department            Attn: Reorganization            Department
                                  Department

                                 By Facsimile
                                 Transmission
                                 (for Eligible
                              Institutions only):
                                (201) 296-4293
                             Confirm By Telephone:
                                (201) 296-4860

   Questions or requests for assistance or additional copies of the original Offer to Purchase, this Supplement and the revised (green) Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Improved Offer.

             The Information Agent for the Improved Offer is:

                              (LOGO OF INNISFREE)

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                Bankers and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834

               The Dealer Manager for the Improved Offer is:

                                Lehman Brothers

                          Three World Financial Center
                                200 Vesey Street
                            New York, New York 10285
                          Call Collect: (212) 526-3444